EXHIBIT 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Year Ended December 31,
	2003		2002		2001		2000		1999

Net income	$238,213		$142,202		$131,956		$126,271		$111,929
Fixed Charges	44,536		42,424		41,312		37,682		37,352
Adjusted Earnings	$282,749		$184,626		$173,268		$163,953		$149,281

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$44,536		$42,424		$41,312		$37,682		$37,352

Ratio of Earnings to Fixed Charges	6.35	x	4.35	x	4.19	x	4.35	x	4.00	x